SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.  2  )*

AUGUST TECHNOLOGY CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

05106U 10 5

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ X ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05106U 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bradley D. Slye

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]
*Joint filing

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 7,500 (represents 7,500 shares which may be purchased upon exercise of currently exercisable options)

	6.	Shared Voting Power 785,800

	7.	Sole Dispositive Power 7,500 (represents 7,500 shares which may be purchased upon exercise of currently exercisable options)

	8.	Shared Dispositive Power 785,800

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 793,300 (includes 7,500 shares which may be purchased upon exercise of currently exercisable options)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 6.0%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 05106U 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ESI Investment Company

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]
*Joint filing

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 785,800

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 785,800

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 785,800

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 6.0%

12.	Type of Reporting Person (See Instructions) CO

Answer every item. If an item is inapplicable or the answer is in the negative, so state.
Item 1.
	(a)	Name of Issuer August Technology Corporation
	(b)	Address of Issuer's Principal Executive Offices 4900 West 78th Street Bloomington, MN 55435

Item 2.
	(a)	Name of Person Filing See Cover Pages Item 1
	(b)	Address of Principal Business Office or, if none, Residence 6111 Blue Circle Drive Minnetonka, MN 55353
	(c)	Citizenship See Cover Pages Item 4
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number See Cover Pages

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable
Item 4.	Ownership
See Cover Pages Items 5 through 11

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
Not applicable

Exhibits:	Joint Filing Agreement dated February 7, 2001 between Bradley D. Slye and ESI Investment Company (incorporated by reference to Exhibit 1 to initial Schedule 13G filed February 14, 2001).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 4, 2003
Date
/s/ Bradley D. Slye
Signature
Bradley D. Slye
Name/Title

ESI INVESTMENT COMPANY
February 4, 2003
Date
/s/ Peter R. Peterson
Signature
President
Name/Title